FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†**
(Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill , J G Hopwood, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British, Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary:  C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za
Enquiries
Media and Investor Enquiries
Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel     +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
           goldfields.co.za
Media Enquiries
Julian Gwillim
Tel      +27 11 562-9774
Mobile +27 (0) 82 452 4389
email   Julian.Gwillim@goldfields.co.za
MEDIA RELEASE
DRIEFONTEIN GOLD MINE: UPDATE
Johannesburg, 8 December 2009: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) regrets to announce that the
body of one of the two miners trapped underground at the Driefontein
Gold Mine's Ya-Rona (No. 4) Shaft has been recovered by the mine's rescue teams. The second miner remains unaccounted for at this stage.
The mine’s No. 4 shaft area experienced a seismic event measuring
3.4 on the Richter Scale at 23:52 on Sunday, 6 December 2009 that caused a fall-of-ground about 2 500 metres below surface.
Driefontein's rescue teams continue to work unabated in its search for the second employee.
Blasting activities at the mine have been suspended while rescue operations are in progress.
Gold Fields deeply regrets the accident and offers its sincere condolences to the family of the deceased.
ends
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable
Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold
Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the
Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss
Exchange (SWX). For more information please visit the Gold Fields website at
www.goldfields.co.za.
*Based on the annualised run rate for the fourth quarter of F2009

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 08 December 2009
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
             Relations and Corporate Affairs